UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
21 January 2015

JANUARY TRADING UPDATE

Pearson, the world's leading learning company, is today providing its regular January trading update.

•      We expect to report 2014 results in line with the guidance we set out at the beginning of 2014 with adjusted operating profit and adjusted earnings per share expected to be approximately £720m and 66p, respectively.

• Our preliminary guidance range for 2015 adjusted earnings per share is 75p to 80p.

Pearson's chief executive John Fallon said:

"Despite continuing challenging market conditions, overall we had a good competitive performance in 2014 and expect to report results in line with the guidance we gave at the start of the year. We enter 2015 a simpler, leaner, more cash generative business, well set for long-term growth and success, helping more people around the world make progress in their lives through learning."

Our guidance on 28 February 2014 was to deliver adjusted earnings per share of between 62p to 67p. On 27 February 2015, we expect to report 2014 results in line with this guidance, with adjusted earnings per share expected to be approximately 66p, and adjusted operating profit of approximately £720m.

Pearson faced tough market conditions throughout 2014 as cyclical and policy-related pressures affected our education businesses in North America and the UK, our two largest markets, and a smaller school textbook adoption in South Africa impacted our Growth business. Market conditions in the fourth quarter of 2014 were consistent with the rest of the year with a solid trading performance from our North American Higher Education business and Penguin Random House. We benefitted from good growth in online services in both School and Higher Education in North America, English Language Learning in China, and improving profitability in FT Group; offset by declines in publishing in South Africa, sistemas in Brazil, and learning services and assessments in our North America and Core markets.  We also expect our effective tax rate to be modestly lower than our 19% to 21% guidance range.

Our preliminary guidance range for 2015 adjusted earnings per share is 75p to 80p. This guidance is struck assuming: current exchange rates, no acquisitions or disposals, a tax rate of approximately 17%, a similar interest charge to 2014, a return to normal levels of restructuring and our continued expectation that cyclical and policy related factors stabilise in 2015.

Pearson generates approximately 60% of its sales in the US. The average £:$ exchange rate during 2014 was 1.65. The year end £:$ exchange rate was 1.56. A five cent move in the average £:$ exchange rate for the full year has an impact of approximately 1.2p on adjusted earnings per share.

ENDS

For more information
Simon Mays-Smith / Brendan O'Grady                                               + 44 (0)207 010 2310

Forward-looking statements
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. No reliance should be placed on forward-looking statements.

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary